UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Amendment No. 5)

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2(a)

Under the Securities Exchange Act of 1934

CINEDIGM CORP.

(Name of Issuer)

CLASS A COMMON STOCK, PAR VALUE $0.001 PER SHARE

(Title of Class of Securities)

172406209

(CUSIP Number)

Ron Chez

1524 North Astor

Chicago, IL 60610

(312) 944-0987

With a Copy to :

Elias Matsakis

Holland & Knight LLP

131 South Dearborn Street, 30th Floor

Chicago, IL 60603

(312) 715-5731

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

September 15, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.

Note: Schedules filed in paper format should include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7(b) for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 172406209		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Ronald L. Chez

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) PF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization United States of America

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 1,517,309 shares of Class A common stock, par value $0.001 per share (“Common Stock”) (1) (2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 1,517,309 shares of Common Stock (1) (2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 1,517,309 shares of Common Stock (1) (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 17.47% (2) (3)

14	Type of Reporting Person (See Instructions) IN

(1)  Consists of (i) 1,031,435 shares of Common Stock and currently-exercisable warrants to acquire an aggregate of 297,500 shares of Common Stock owned by Ronald L. Chez in his individual capacity or owned for Mr. Chez’s benefit through one or more individual retirement accounts established by Mr. Chez and over which Mr. Chez exercise sole voting and dispositive control, (ii) 155,000 shares of Common Stock issued to Ronald Chez, Inc. (“RCI”), of which Mr. Chez is the President and sole shareholder, in exchange for strategic advisory services provided to the Issuer, and (iv) 33,374 shares of Common Stock owned by Ronald L. Chez, as sole of the Chez Family Foundation (the “Chez Foundation”), over which Mr. Chez exercises voting and dispositive control.

(2)  Shares of Common Stock previously reported by the Reporting Persons on Schedule 13D have been adjusted for the 10-for-1 reverse stock split conducted by Cinedigm Corp. (the “Issuer”) in May 2016.

(3)  Based on 8,685,942 issued and outstanding shares of Common Stock, which is comprised of (i) 8,440,942 shares of Common Stock issued and outstanding as of August 22, 2016, as reported in the Issuer’s Schedule 14A (Definitive Proxy Statement) filed with the U.S. Securities and Exchange Commission (the “Commission”) on August 29, 2016,  (ii) 98,000 shares of Common Stock issued to Mr. Chez on September 15, 2016, as reported on the Issuer’s Current Report on Form 8-K filed with the Commission on September 9, 2016 (the “Form 8-K”), and (iii) 147,000 shares of Common Stock issued to certain investors on September 19, 2016, as reported by the Issuer in the Form 8-K.

CUSIP No. 172406209		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) Ronald L. Chez, Inc.

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) OO

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 155,000 shares of Common Stock

	8	Shared Voting Power 0

	9	Sole Dispositive Power 155,000 shares of Common Stock

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 155,000 shares of Common Stock

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 1.78% (3)

14	Type of Reporting Person (See Instructions) CO

CUSIP No. 172406209		13D

1	Names of Reporting Persons I.R.S. Identification Nos. of Above Persons (entities only) The Chez Family Foundation, Ronald L. Chez, Trustee

2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3	SEC Use Only

4	Source of Funds (See Instructions) AF

5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐

6	Citizenship or Place of Organization State of Illinois

Number of Shares Beneficially Owned by Each Reporting Person With	7	Sole Voting Power 33,374 shares of Common Stock (2)

	8	Shared Voting Power 0

	9	Sole Dispositive Power 33,374 shares of Common Stock (2)

	10	Shared Dispositive Power 0

11	Aggregate Amount Beneficially Owned by Each Reporting Person 33,374 shares of Common Stock (2)

12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13	Percent of Class Represented by Amount in Row (11) 0.39% (3)

14	Type of Reporting Person (See Instructions) CO

SCHEDULE 13D

This Amendment No. 5 (this “Amendment”) amends the Statement on Schedule 13D filed with the Commission on June 3, 2015, as amended by Amendment No. 1 filed on June 9, 2015, Amendment No. 2 filed on June 10, 2015, Amendment No. 3 filed on August 3, 2015  and Amendment No. 4 (the “Fourth Amendment”) filed on July 25, 2016 (collectively, the “Schedule 13D”), on behalf of Ronald L. Chez, the Chez Foundation, Sabra Investments, LP, Sabra Capital Partners, LLC and Zvi Rhine.  Capitalized terms used but not defined in this Amendment shall have the meanings ascribed to such terms in the Schedule 13D.

Prior to this Fourth Amendment, the Schedule 13D was filed as a joint statement in accordance with the Group Agreement by each of Mr. Chez, the Chez Foundation, Sabra Investments, LP, Sabra Capital Partners, LLC and Zvi Rhine pursuant to Rule 13d-1(k) promulgated under the Securities Exchange Act of 1934, as amended (the “Exchange Act”). The Group Agreement subsequently was terminated effective as of July 30, 2015 pursuant to the Termination Agreement.  Accordingly, effective as of July 30, 2015, the Chez Reporting Person and each of the Sabra Reporting Persons were no longer part members of a Section 13(d) group with one another, and to the extent required by law, became responsible for separately filing statements on Schedule 13D with respect to their respective investments in securities of the Issuer.

This Amendment is filed by Mr. Chez, RCI and the Chez Foundation, only. Except as otherwise provided herein, each Item of the Schedule 13D remains unchanged.

Item 1. Security and Issuer.

No change.

Item 2. Identity and Background.

No change.

Item 3. Source and Amount of Funds or Other Consideration.

Item 3 of the Schedule 13D is amended to include the following at the end of that Section:

On September 15, 2016, the Lender loaned an additional $2.0 million (the “Additional Loan”) to the Company pursuant to the Loan Agreement. The Additional Loan matures on June 30, 2019 and is subject to the same terms previously disclosed.  In addition to one or more promissory notes evidencing the Additional Loan, the Lender received an aggregate of 245,000 shares (the “Shares”) of the Company’s Common Stock.

Item 4. Purpose of the Transaction.

Item 4 of the Schedule 13D is amended to incorporate by reference the information regarding the Additional Loan in Item 3 above.  Other than as described in this Schedule 13D, the Reporting Persons do not have any current plans or proposals that relate to or that would result in any of the transactions or other matters specified in clauses (a) through (j) of Item 4 of Schedule 13D; provided that the Reporting Persons may, at any time, review or reconsider their position with respect to the Issuer and reserve the right to develop such plans or proposals.

Item 5. Interest in Securities of the Issuer.

No change.

Item 6. Contracts, Arrangements, Undertakings or Relationships with Respect to Securities of the Issuer.

No change.

Item 7. Materials to Be Filed as Exhibits.

No change.

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated:  September 26, 2016

By:	/s/ Ronald L. Chez
Ronald L. Chez

RONALD L. CHEZ, INC.

By:	/s/ Ronald L. Chez
Name: Ronald L. Chez
Title: President

THE CHEZ FAMILY FOUNDATION

By:	/s/ Ronald L. Chez
Name: Ronald L. Chez
Title: Trustee